Computation of Ratios of Earnings to Fixed Charges and of Earnings to Combined
Fixed Charges and Preferred Stock Dividends

(THOUSANDS, EXCEPT RATIOS)	FOR THE THREE MONTHS ENDED	FOR THE SIX MONTHS ENDED JUNE 30, 2010	FOR THE TWELVE MONTHS ENDED
Earnings from continuing operations	$ 35,186	$ 185,155	$ 257,788
Equity loss (income) and dividends from investees	1,129	(36,718)	(33,421)
Income taxes	17,389	97,256	98,560
Earnings from continuing operations before income taxes	$ 53,704	$ 245,693	$ 322,927
Fixed charges:			
Interest, long-term debt	$ 19,332	$ 40,130	$ 73,265
Interest, other (including interest on short-term debt)	4,586	9,107	11,006
Amortization of debt expense, premium, net	745	1,433	2,161
Portion of rentals representative of an interest factor	106	218	472
Interest of capitalized lease	490	988	2,011
Total fixed charges	$ 25,259	$ 51,876	$ 88,915
Earnings from continuing operations before income taxes	$ 53,704	$ 245,693	$ 322,927
Plus: total fixed charges from above	25,259	51,876	88,915
Plus: amortization of capitalized interest	162	341	544
Earnings from continuing operations before income taxes and fixed charges	$ 79,125	$ 297,910	$ 412,386
Ratio of earnings to fixed charges	3.13 ×	5.74 ×	4.64 ×
Total fixed charges from above	25,259	51,876	88,915
Preferred stock dividends	17	35	64
Total fixed charges and preferred stock dividends	25,276	51,911	88,979
Ratio of earnings to combined fixed charges and preferred stock dividends	3.13 ×	5.74 ×	4.63 ×